100-1001 Churchill Crescent
North Vancouver, British Columbia
Canada V7P 1P9

Tel: 604-980-6693 Fax: 604-980-6675
[VITASTI GRAPHIC REFERENCE]

September 30, 2005

Wilson K. Lee
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549
U.S.A.

Re:         Vitasti, Inc. File No. 000-26673
       SEC Comment letter dated August 19, 2005

Dear Mr. Lee:

In response to your letter of August 19, 2005 and in furtherance of the Company’s response letter to you dated September 16, 2005, we have amended the financial statements of the Company for its year ended December 31, 2004 and its quarters ended March 31, 2005 and June 30, 2005.
Specific to your comments, our responses below are in addition to those filed with your office on September 16, 2005:

Financial Statements and Notes

General:

The December 31, 2004 financial statements have been revised to account for the acquisition of a business and the application of reverse takeover accounting. The comparative financial information is for the year ended December 31, 2003. In this regard, the December 31, 2004 year end of the company and comparative information are that of the accounting acquirer.

Note 2- Acquisition of a Business

The Company concluded in its September 16, 2005 to the SEC that the November 23, 2004 transaction resulted in the acquisition of a business.

3.	The former shareholders of LCC became the new block of controlling shareholders in the Company and the application of paragraph 17 of SFAS 141 would represent a reverse acquisition.

In this regard, the Company has restated its financial statements for the year ended December 31, 2004 and for its fiscal quarters ending March 31, 2005 and June 30, 2005.

4.
Because the Company has restated its financial statements as per paragraph 3 above, the September 30, 2004 comparative financial statements of LCC will be reflected on the consolidated financial statements for the nine months ending September 30, 2005.

If the foregoing responses meet with your approval, the Company will promptly file amended reports as appropriate.

On behalf of the Company, please be further advised that the Company hereby acknowledges the following:

(1)	the Company is responsible for the accuracy and adequacy of the disclosures in the filings;
(2)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the commission from taking any action with respect to the filings; and
(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Thank you for your attention to this matter and for the courtesies that you have extended. To the extent that you have additional comments or concerns, please contact me directly or my attorneys, the Law Offices of Wade Huettel, Esq., at (619) 892-3006.

Very truly yours,

/s/ TAMMY-LYNN MCNABB

Tammy-Lynn McNabb,
President & CEO

cc: Wade D. Huettel, Esq.